Term Sheet to Prospectus Supplement dated March 24, 2009 and Prospectus dated March 23, 2009	Filed Pursuant to Rule 433 Registration No. 333-158139 March 24, 2009

6,000,000 Equity Units

Autoliv, Inc.

Equity Units

Company Name:	Autoliv, Inc.

Company Stock Ticker:	New York Stock Exchange “ALV”

Title:	Equity Units (initially consisting of Corporate Units)

Registration Format:	SEC registered

Number of Equity Units Offered:	6,000,000 (6,600,000 if the underwriter exercises its over-allotment option in full)

Aggregate Offering Amount:	$150,000,000 ($165,000,000 if the underwriter exercises its over-allotment option in full)

Over-allotment Option:	600,000 Equity Units ($15,000,000); 13-day option to cover over-allotments

Stated Amount per Equity Unit:	$25

Underwriting Discounts and
Commissions:	$8,925,000 (excluding underwriter’s over-allotment option to purchase up to 600,000 additional Equity Units)

Proceeds to Company:	$141,075,000 (excluding underwriter’s over-allotment option to purchase up to 600,000 additional Equity Units)

Proceeds to Company from
Concurrent Common Stock
Offering:	$201,822,276.85 (excluding underwriter’s over-allotment option to purchase up to 1,335,227 additional shares of common stock)

Note Coupon:	8.000% per annum

Reference Price:	$16.00

Threshold Appreciation Price (the Threshold Appreciation Price represents appreciation of approximately 20.00% over the Reference Price):	$19.20

Minimum Settlement Rate (as defined):	1.3021 shares of the Company’s common stock (subject to adjustment as described in the prospectus supplement)

Maximum Settlement Rate (as defined):	1.5625 shares of the Company’s common stock (subject to adjustment as described in the prospectus supplement)

Trade Date:	March 24, 2009

Offering Settlement Date:	March 30, 2009

Purchase Contract Settlement Date:	April 30, 2012

Note Maturity Date:	April 30, 2014

Note Coupon Payment Dates:	January 31, April 30, July 31 and October 31 of each year

First Note Coupon Payment Date:	July 31, 2009

Estimated Net Proceeds to the
Company from this Offering:	The net proceeds from the sale of Equity Units in this offering will be approximately $140,425,000 (approximately $154,532,500 if the underwriter exercises its over-allotment option in full), after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes. The Company may also use the net proceeds to finance possible acquisitions.

Listing:	The Company will apply for listing of the Corporate Units on the New York Stock Exchange. The Company expects trading of the Corporate Units on the New York Stock Exchange to commence within 30 days of settlement.

CUSIP for the Corporate Units:	052800208

ISIN for the Corporate Units:	US0528002084

CUSIP for the Notes:	052800AA7

ISIN for the Notes:	US052800AA76

Underwriter:	Morgan Stanley & Co. Incorporated

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the notes will be $21.25 (or 85% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $3.75 (or 15% of the issue price of a Corporate Unit).

Applicable Ownership Interest:	Following a successful remarketing during the period for early remarketing or a special event redemption, as described in the prospectus supplement, each Corporate Unit will consist of a purchase contract and the applicable ownership interest in the Treasury portfolio.

“Applicable ownership interest” means, with respect to a Corporate Unit and the U.S. Treasury securities in the Treasury portfolio,

•        a 1/40, or 2.5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that matures on or prior to April 30, 2012, and

•        for each scheduled interest payment date on the notes after the date of a special event redemption or successful remarketing and on or before the purchase contract settlement date, a 1/40, or 2.5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that mature on or prior to such payment date.

Creating Treasury Units:	Subject to certain exceptions described in the prospectus supplement, each holder of Corporate Units will have the right, at any time on or prior to 4:00 p.m., New York City time, on the seventh business day immediately preceding the purchase contract settlement date, to substitute for the related undivided beneficial ownership interest in notes or applicable ownership interests in the Treasury portfolio, as the case may be, held by the collateral agent, Treasury securities with a total principal amount at maturity equal to the aggregate principal amount of the notes underlying the undivided beneficial ownership interests in notes for which substitution is being made. Because Treasury securities and the notes are issued in minimum denominations of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the notes as a component of the Corporate Units, holders of Corporate Units may, at any time on or prior to 4:00 p.m., New York City time, on the second business day immediately preceding the purchase contract settlement date, substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in integral multiples of 2,000 Corporate Units. These substitutions will create Treasury Units, and the notes underlying the undivided beneficial ownership in notes, or the applicable ownership interests in the Treasury portfolio, will be released to the holder and such notes will be tradable separately from the Treasury Units.

Recreating Corporate Units:	Subject to certain exceptions described in the prospectus supplement, each holder of Treasury Units will have the right, at any time on or prior to 4:00 p.m., New York City time, on the seventh business day immediately preceding the purchase contract settlement date, to substitute for the related Treasury securities held by the collateral agent, notes or applicable ownership interests in the Treasury portfolio (to the extent permitted below), as the case may be, having a principal amount equal to the aggregate principal amount at stated maturity of the Treasury securities for which substitution is being made. Because Treasury securities and the notes are issued in integral multiples of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 40 Treasury Units. If the Treasury portfolio has replaced the notes as a component of the Corporate Units in connection with a special event redemption, holders of Treasury Units may substitute applicable ownership interests in the Treasury portfolio for Treasury securities only in integral multiples of 2,000 Treasury Units and must deposit 2,000 applicable ownership interests in the Treasury portfolio with the collateral agent, which must be purchased in the open market at the expense of the Treasury Unit holder, unless otherwise owned by the holder. These substitutions will recreate Corporate Units, and the applicable Treasury securities will be released to the holder and will be separate from the Corporate Units.

Early Settlement:	Subject to certain exceptions and conditions described in the prospectus supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts in cash at any time on or prior to 4:00 p.m., New York City time, on the seventh business day immediately preceding the purchase contract settlement date. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be the stated amount of $25 divided by the threshold appreciation price, initially 1.3021 shares (subject to adjustment as described in the prospectus supplement). Such early settlement may only be made in integral multiples of 40 purchase contracts. If the Treasury portfolio has replaced the notes that are components of the Corporate Units, holders of the Corporate Units may settle early only in integral multiples of 2,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of notes if the reset effective date is not a regular quarterly interest payment date), prior to 4:00 p.m., New York City time, on the second business day immediately preceding the purchase contract settlement date.

Early Settlement Upon a Fundamental Change:

Upon the occurrence of a “fundamental change” as defined in the prospectus supplement, each holder will have the right, subject to certain exceptions and conditions described in the prospectus supplement, to accelerate and settle a purchase contract early at a fundamental change settlement rate, which will depend on the stock price in such fundamental change and the date such fundamental change occurs, as described in the prospectus supplement.

The following table sets forth the hypothetical stock price and fundamental change settlement rate per $25 stated amount of Equity Units:

	Stock Price on Effective Date
	$2.50	$5.00	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00	$22.50	$30.00	$35.00	$40.00	$50.00	$75.00	$100.00
Effective Date
March 30, 2009	3.4688	2.4067	1.7955	1.6892	1.6153	1.5623	1.5234	1.4942	1.4672	1.4208	1.4042	1.3929	1.3782	1.3583	1.3468
April 30, 2010	2.7136	2.0820	1.6613	1.5770	1.5170	1.4740	1.4431	1.4207	1.4010	1.3713	1.3624	1.3568	1.3494	1.3377	1.3301
April 30, 2011	2.0996	1.8215	1.5932	1.5239	1.4679	1.4255	1.3949	1.3736	1.3565	1.3367	1.3328	1.3305	1.3269	1.3198	1.3155
April 30, 2012	1.5625	1.5625	1.5625	1.5625	1.5625	1.5625	1.3889	1.3021	1.3021	1.3021	1.3021	1.3021	1.3021	1.3021	1.3021

The exact stock prices and effective dates may not be set forth in the table above, in which case

•        If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year.

•        If the stock price is greater than $100.00 per share (subject to adjustment as described in the prospectus supplement), the fundamental change early settlement rate will be the minimum settlement rate.

•        If the stock price is less than $2.50 per share (subject to adjustment as described in the prospectus supplement), which we refer to as the minimum stock price, the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

The maximum number of shares of our common stock deliverable under a purchase contract is 3.4688 subject to anti-dilution adjustments.

Concurrent Common Stock Offering:

Concurrently with the offering of Equity Units, the Company offered 13,352,273 shares of common stock (or 14,687,500 shares if the underwriter exercises its over-allotment option in full). The common stock offering and this offering are not contingent upon each other.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.